Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower
Justin M. Dolling(4)	The Landmark
David Patrick Eich(1),(3),(4)	15 Queen’s Road Central
Douglas S. Murning(4)	Hong Kong
Nicholas A. Norris(4)
John A. Otoshi(2)	Telephone: +852 3761 3300
Jesse D. Sheley(1)	Facsimile: +852 3761 3301
Dominic W.L. Tsun(2),(4)
Li Chien Wong	www.kirkland.com
David Yun(4),(5)

Registered Foreign Lawyers
Pierre-Luc Arsenault(2)
Christopher Braunack(4)
Albert S. Cho(2)
Michel Debolt(2)
Angela Russo(1)
Benjamin Su(2)
Ashley Young(4)
David Zhang(2)
Fan Zhang(1)

September 20, 2012

VIA EDGAR AND EMAIL

Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          China Mobile Games and Entertainment Group Limited

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On behalf of our client, China Mobile Games and Entertainment Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company” or “CMGE”), we set forth below the Company’s responses to the oral comments received on September 19, 2012 from the staff of the Securities and Exchange Commission. For ease of reference, we have set forth the staff’s comments with the Company’s responses below.

We wish to thank you and other members of the staff for your time discussing these issues and for your review of the enclosed letter.

1.                                      Describe the activities that most significantly impact the economic performance of Guangzhou Yingzheng Information Technology Co., Ltd. (the “VIE”) and which entity/persons make decisions with respect to these activities.  Also, describe the process for setting budgets, as one of the significant activities, for the VIE.

The Company has identified the activities that affect the fair value, revenues, margins and cash flows of the VIE as those that most significantly impact the VIE’s economic performance.  These significant activities cover three general areas: operating decisions, financing decisions and investing decisions.  The components of each area are summarized as follows:

1.             Operating decisions

a.               Determination of new social mobile games to be launched

b.              Marketing and promotion plans (regular and special/one-off)

c.               Establishment of pricing for virtual game items

d.              Hiring and termination of key management

2.             Financing decisions

a.               Determination of cash flows level (settlement of technical service fees with WFOE)

b.              Request for financial support from 3GUU Holding Limited (“3GUU BVI”)

3.             Investing decisions

a.               Determination of R&D expenses for mobile games to be developed in-house

b.              Determination of the number of mobile games to be acquired from third-party developers

The board of directors of CMGE approves the operating budget.  However, the general manager of the VIE, who is appointed by 3GUU BVI, makes day-to-day decisions with respect to carrying out the operating budget and has certain latitude with respect to decisions including the establishment of pricing for virtual game items and regular marketing and promotion plans.  The Company has concluded that the board of directors of CMGE has power over operating decisions through the budgeting process based on the following:

•                  The board of directors of CMGE establishes the annual budget that specifies the expected revenue of each mobile social game and the R&D expenditures on internally developed games versus acquisitions costs on third-party developed games.  Using this information, the general manager will determine the optimal pricing for each of the virtual game items in existing and newly developed/acquired social mobile games.  Due to the level of detail set forth in the operating budget, the activities of the general manager are effectively constrained within the budget and power over operating decisions rests with the board of directors of CMGE.

•                  A comparison of the budget to actual results is reviewed by the board of directors of CMGE monthly for operating decisions.  The frequency of budget review serves effectively to constrain the decision-making of the general manager, which indicates that power over operating decisions rests with the board of directors of CMGE.

•                  The board of directors of CMGE has significant involvement in the budgetary preparation and approval process and has the ability and authority to make changes to the budget, which indicates that power rests with the board of directors of CMGE and that activities of the general manager are constrained by the budgeting process.

The Company has summarized the decision making process of each of the significant activities that most significantly impact the VIE’s economic performance in Annex A.

2.                                      Describe the process for remitting funds out of the PRC, particularly from Guangzhou Yitongtianxia Software Development Co., Ltd. (the “WFOE”) to 3GUU Mobile Entertainment Co. Limited (Hong Kong) (“3GUU Hong Kong”).

The Company primarily relies on dividend payments from the WFOE. 3GUU Hong Kong, as the direct shareholder of the WFOE, is entitled to receive dividend distributions from the WFOE, in the same manner as other foreign investors in other foreign-invested companies receive dividends in China. When the distribution is made by the WFOE and the dividends need to be remitted outside China to 3GUU Hong Kong, the WFOE may go directly to the bank and provide it with certain documents, including a certificate showing payment of withholding tax, an audit report and a board or shareholders’ resolution from the WFOE. As long as the documents are in order, the bank will remit the funds outside China to 3GUU Hong Kong. No prior SAFE approval is required for the remittance of the dividends outside of China.

We have in the past declared dividends from our wholly foreign owned enterprises in the PRC.  For example, as disclosed on page 57 of the Registration Statement in the section headed “Dividends,” CMGE’s board of directors declared a dividend to certain of its shareholders based on the undistributed earnings of the Dragon Joyce Group and the shareholdings of CMGE’s shareholders in Dragon Joyce Group at the time of CMGE’s reorganization.  This dividend, which involved the expatriation of funds from a wholly foreign owned enterprise in the PRC to an entity outside of China, was in the amount of RMB63 million (US$10 million).

SAFE approval or registration is required for certain foreign exchange transactions of a WFOE. For example, if 3GUU Hong Kong were to grant a shareholder’s loan to the WFOE, it would be required to be registered with SAFE in advance. However, no such loan exists at present between 3GUU Hong Kong and the WFOE. Furthermore, there are no other funds except for the dividends to be paid or remitted by the WFOE to its offshore shareholder under the contractual arrangements.

Please refer to the section on page 40 of the Registration Statement headed, “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment”; the section on page 167 headed “Regulations—Regulations on Foreign Currency Exchange”; and the section on page 167 headed “Regulations—Regulations on Dividend Distribution.”

*              *              *

2

If you have any questions regarding any of our above responses, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

David T. Zhang
of Kirkland & Ellis International LLP

cc:	Hendrick Sin, Director, China Mobile Games and Entertainment Group Limited
Ken Chang, China Mobile Games and Entertainment Group Limited
Benjamin Su, Esq., Kirkland & Ellis International LLP
Ringo Choi, Partner, Ernst & Young Hua Ming

3

Annex A

Operating Decisions
Significant Activities	Determination of new social mobile games to be launched	Marketing and Promotion Plan (regular)	Marketing and Promotion Plan (one-off/special)	Establishment of pricing for virtual game items	Hiring and termination of key management

Decision Making by	CMGE BoD	VIE General Manager (“VIE GM”)	CMGE BoD	VIE GM	CMGE BoD

Operating Budget

• Amount of detail set forth

1. Set out the number of games at the beginning of year (mobile social games)/ the number of expected subscription in each quarter;
2. Set out the target number of paying user for each game based on the type of game and historical data in each quarter;
3. Set out the expected revenue per user for each game in each quarter;
4. Set out the expected revenue for each game in each quarter

		1. Set out the lump sum amount in each quarter based on the number of games launched and to be launched	N/A	1. Set out the expected revenue per user for each game in each quarter	N/A

Significant Activities	Operating Decisions
• Frequency of budget vs actual	Monthly compare the projected quarterly result (based on the monthly actual result) to the quarterly forecast	Monthly compare the projected quarterly result (based on the monthly actual result) to the quarterly forecast	N/A	Monthly compare the projected quarterly result (based on the monthly actual result) to the quarterly forecast	N/A

• Ability for the budget to be changed	CMGE BoD	CMGE BoD

GM of VIE presents the special/one-off promotion plan to CFO, if the amount exceed RMB1m. CFO will conduct operation meeting with CMGE BoD to discuss the plan. For those director did not attend, CFO will present the plan individually to seek for agreement

				CMGE BoD	Head of business Segment presents the reason for hiring new manager/ firing particular manager to CEO.

• Preparation and Review

The Company’s CFO, who is also the director of CMGE, determined the annual budget based on the discussion with the heads of all business segments. The annual budget will then be presented to all members of the board of directors. Upon the concurrance by all directors, the annual budget will be distributed to all business segments.

Significant Activities	Financing Decisions		Investment Decisions
	Determination of cash flows level (settlement of technical service fees with WFOE)	Request for financial support from 3GUU BVI	Determination of R&D expenses for mobile games to be developed in-house	Determination of the number of mobile games to be acquired from third-party developers

Decision Making by	CMGE BoD	CMGE BoD	CMGE BoD	CMGE BoD

Operating Budget

• Amount of detail set forth	N/A	N/A	1. Set out the lump sum amount in each quarter based on the number of games launched and to be launched

1. Set out the number of games at the beginning of year (mobile social games)/ the number of expected subscription in each quarter;
2. Set out the target number of paying user for each game based on the type of game and historical data in each quarter;
3. Set out the expected revenue per user for each game in each quarter;
4. Set out the expected revenue for each game in each quarter.

Significant Activities	Financing Decisions		Investment Decisions
• Frequency of budget vs actual	Compare monthly bank balance to the operating cashflow and Capex in the cominog 3 months	Compare monthly bank balance to the operating cashflow and Capex in the coming 3 months	Monthly compare the projected quarterly result (based on the monthly actual result) to the quarterly forecast	Compare progress of game to be launched to forecast monthly

• Ability for the budget to be changed	CMGE BoD decide the amount of fund to be settle for techncial service fee between WFOE and VIE	CMGE BoD decide additional funding if the fund in VIE is not sufficient to meet the cash flow demand	CMGE BoD	CMGE BoD

• Preparation and Review

The Company’s CFO, who is also the director of CMGE, determined the annual budget based on the discussion with the heads of all business segments. The annual budget will then be presented to all members of the board of directors. Upon the concurrance by all directors, the annual budget will be distributed to all business segments.